

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

February 19, 2010

Dennis W. Doll, Chief Executive Officer
Middlesex Water Company
1500 Ronson Road
Iselin, NJ 08830

> **Re:** **Middlesex Water Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 0-00422**

Dear Mr. Doll:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director